Exhibit 99.4

TITLE 6

Commerce and Trade

SUBTITLE II

Other Laws Relating to Commerce and Trade

CHAPTER 18. LIMITED LIABILITY COMPANY ACT

Subchapter I. General Provisions

§ 18-108. Indemnification.

Subject to such standards and restrictions, if any, as are set forth in its limited liability company agreement, a limited liability company may, and shall have the power to, indemnify and hold harmless any member or manager or other person from and against any and all claims and demands whatsoever. (68 Del. Laws, c. 434, § 1.)